File No. 70-____
          (Transfer of Friendship Technology Park)

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                          FORM U-1

                 APPLICATION OR DECLARATION
                          UNDER THE
         PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc.                     Allegheny Ventures, Inc.
10435 Downsville Pike                      10435 Downsville Pike
Hagerstown, MD  21740                      Hagerstown, MD  21740

Allegheny Energy Service Corporation       The Potomac Edison Company
10435 Downsville Pike                      10435 Downsville Pike
Hagerstown, MD  21740                      Hagerstown, MD  21740


                ----------------------------

                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                    Hagerstown, MD  21740

               -------------------------------

  The Commission is requested to mail signed copies of all orders, notices and communications in connection with this
                       Application to:

Thomas K. Henderson, Esq.             Anthony Wilson, Esq
Vice President and General Counsel    Senior Counsel
Allegheny Energy, Inc.                Allegheny Energy Service Corporation
10435 Downsville Pike                 10435 Downsville Pike
Hagerstown, MD 21740                  Hagerstown, MD 21740


                    Kathy Mitchell, Esq.
                    Senior Counsel
                    Allegheny Energy Service Corporation
                    10435 Downsville Pike
                    Hagerstown, MD 21740

                      TABLE OF CONTENTS

                                                               PAGE

Item 1.  Description of the Transaction                           3

         1.1  Overview of the Allegheny Energy                    3

         1.2  The Proposed Transaction                            4

              A.  Transfer Friendship Technology Park             4

              B.  Financing Request                               5

         1.3  Related Matters and Authority                       6

              A.  Matters Pending Before the Commission           6

              B.  Existing financing Authority                    7

Item 2.  Fees, Commissions and Expenses                           8

Item 3.  Applicable Statutory Provisions                          8

Item 4.  Regulatory Approval                                     11

Item 5.  Procedure                                               11

Item 6.  Exhibits and Financial Statements                       11

Item 7.  Information as to Environmental Effects                 11

Item 1.     Description of the Transaction

     Allegheny Energy, Inc. ("Allegheny"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Act"), Allegheny Energy Service
Corporation  ("AESC"),  a  service  company  subsidiary   of
Allegheny, Allegheny Ventures, Inc., a non-utility subsidiary of Allegheny ("Allegheny Ventures"), and The Potomac Edison Company ("Potomac Edison"), an electric utility subsidiary of Allegheny (collectively, the "Applicants"), hereby file this application - declaration seeking authorization for: Potomac Edison to transfer certain non-utility property to Allegheny Ventures; Allegheny Ventures to form one or more special purpose subsidiaries and / or enter into one or more joint ventures for the purpose of developing said property; and for Allegheny to invest up to $50 million in the form of capital contributions, loans, or guarantees.

     The  transactions proposed herein fall within  Sections
6(a), 7, 9(a), 10, 12(b) and 13(b) of the Act, and Rules 45,
53, 54, 90, and 91under the Act.

     1.1  Overview of the Allegheny System

     Allegheny is a diversified energy company operating in three principal segments: regulated utility operations, unregulated generation and other unregulated operations. The regulated utility operations are conducted in a family of companies (collectively doing business as "Allegheny Power"), which consists of (i) three regulated electric public utility companies, West Penn, Monongahela Power (Monongahela Power also has a regulated natural gas utility division as a result of its purchase of West Virginia Power Company) and Potomac Edison and (ii) a regulated natural gas public utility company, Mountaineer Gas Company, which is a wholly-owned subsidiary of Monongahela Power. Allegheny Power delivers electricity to approximately 1.5 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia and West Virginia. Through the acquisition of West Virginia Power and Mountaineer Gas Company, Allegheny Power also delivers natural gas to approximately 230,000 customers in West Virginia.

     AE Supply through itself and its subsidiaries, develops, owns and operates electric generating facilities and supplies and trades energy and energy-related commodities in selected domestic retail and wholesale markets. AE Supply is a public utility company within the meaning of Section 2(a)(3) of the Act, but it is not a utility for purposes of state regulation nor is it subject to regulation as an electric public utility in any of the states in which it operates.

     Allegheny Ventures invests in and develops telecom- and energy-related projects through its wholly-owned subsidiaries Allegheny Communications Connect, Inc. and Allegheny Energy Solutions, Inc. Allegheny Communications Connect owns and operates a growing fiber optic cable network, while Allegheny Energy Solutions provides installation and maintenance of distributed generation equipment, as well as power quality and load management services to data intensive businesses, such as those in the telecommunications, financial services and healthcare industries.

     For  the  twelve  (12)  months  ended  June  30,  2001,
Allegheny's gross revenues and net income were approximately
$6.91 billion and $336.8 million.

     1.2  The Proposed Transaction

     Applicants request authorization for: Potomac Edison to transfer certain real estate which is more particularly described on Exhibit B-1 hereto and hereinafter referred to as "Friendship Technology Park," to Allegheny Ventures at net book value in exchange for a note; Allegheny Ventures to form one or more special purpose subsidiaries and / or enter into one or more joint ventures to either of which it may transfer the property or portions thereof for the purpose of developing said property; and, for Allegheny to invest up to $50 million in the form of capital contributions, loans, or guarantees.<F1>

          A.  Transfer Friendship Technology Park

     Friendship Technology Park property is an approximately 390-acre parcel of land (excluding the general office and substation sites) located adjacent to Potomac Edison's and Allegheny's corporate headquarters in Hagerstown, Maryland. Friendship Technology Park has never been included in Potomac Edison's rate base. In 1967, Potomac Edison moved its corporate headquarters from downtown Hagerstown to its current location on the Downsville Pike. In an effort to consolidate and centralize its general office operations, Potomac Edison purchased approximately 200 acres in addition to the 48.63 acres used for the general office site. It was anticipated that many ancillary services and other utility uses would naturally spin-off from the headquarters location. This course of events, however, did not evolve. In the mid-1980's it became evident that most of the original proposed uses were no longer feasible. Potomac Edison decided to use the acreage for economic development purposes. Subsequently, a business park was proposed for the site.

     The  business park concept was proposed and  eventually
refined to a campus-style business and technology park.   At
that time, Potomac Edison purchased an additional parcel of approximately 63 acres. In 1999 and 2000, Potomac Edison purchased two parcels of land, totaling about 139 acres, adjacent to the then existing business and technology park. These parcels were purchased to protect and enhance the value and potential of Friendship Technology Park. These parcels are currently zoned agricultural, but the previously-owned (except for the approximate 60 acre parcel) land has
been   rezoned  to  planned  industrial,  based  on  several
extensive   land-use  studies,  which  were   conducted   to
determine  the property's highest and best use.   Two  other
adjacent parcels containing approximately 13-7 acres and 50 to 60 acres may also be obtained in the future to protect and enhance the property. It is anticipated that all the remaining parcels will be rezoned to planned industrial. The business and technology park concept now includes: Permitted

<F1> The buildings, structures and associated land for the
corporate headquarters and an electrical substation, which are in rate base, (approximately 48.6 acres and 11.7 acres respectively) are excluded from the requested authorization.

Uses   in  the  following  categories  for  the  Park:   (a)
businesses that are dedicated to research and development, e-
commerce,   biotechnology,  telecommunications,  information
technology and communications; (b) educational institutions, facilities and ancillary structures; (c) corporate and
professional   offices  and  facilities;  (d)  manufacturing
incidental to one or more specific permitted uses; and (e) administrative, commercial, support and accessory businesses and facilities that will promote and enhance the growth and development of the Park as a business-office-research-technology center. Friendship Technology Park has not yet realized its full potential value due to several factors, including the lack of infrastructure.

     The book value of the Friendship Technology Park property as of June 30, 2001 was approximately $5.46 million (excluding the general office and substation sites). The transfer between Allegheny Ventures and Potomac Edison will be at-cost pursuant to Rules 90 and 91. In exchange for the transfer Allegheny Ventures propose to issue a note to Potomac Edison at the book value. Applicants are of the view that the transfer of the Friendship Technology Park to Allegheny Ventures would allow more effective management and use of this real estate. Management of the real estate portfolio of the Allegheny system by Allegheny Ventures was previously approved by this Commission.<F2> The transfer of Friendship Technology Park is consistent with prior Commission orders.

       Specifically, this Commission has previously approved investment in real estate related activities by non-utility subsidiaries of registered holding companies.<F3> The Commission authorized New England Electric System to form one or more special purpose subsidiaries to acquire interests in office and warehouse space for lease to associate companies. This Commission has allowed registered holding companies to retain investments in non-utility subsidiaries, which engage in the same activities in which Ventures, proposes to engage.<F4>

          B.   Financing Request

<F2> See  Holding  Company  Act Release No. 26590  (October  9,
     1996).

<F3> In Holding  Company  Act Release No.  26969  (January  27,
     1999).

<F4>  In   WPL Holdings, Inc., Holding Company Act Release  No.
No. 26856 (April 14, 1998), the Commission allowed the retention of a non-utility subsidiary which, mainly for economic development purposes, acquires, manages, and sells
real   estate   in   the   utility   subsidiaries'   service
territories. In Conectiv, Inc., Holding Company Act Release No. No.26832 (February 25, 1998), this Commission approved retention of a non-utility subsidiary which engages in the management and sale of real estate acquired by utility
subsidiary  but no longer useful for utility purposes.   See
also, Ameren Corporation, Holding Company Act Release No. No. 26809 (December 30, 1997) (non-utility subsidiaries which invest in leveraged leases, including department store properties, and farmland to be developed into an industrial park); and see UNITIL Corporation, et al., Holding Company Act Release No. No. 25524 (April 24, 1992) (non-utility subsidiary which acquires real estate to support utility operations).

      Applicants also seek authority through December 31, 2005, for Allegheny to directly or indirectly invest up to $50 million in Allegheny Ventures or the to-be-formed special purpose entities. Investments will be in the form of capital contributions from Allegheny to Allegheny Ventures or through open account advances, guarantees, lines of credit, and/or loans, directly or indirectly, to Allegheny Ventures or the to-be-created special purpose subsidiaries. Applicants intend that any loans and guarantees would be on the same terms and conditions as previously approved by the Commission. Allegheny's investment of $50 million in the above-described activities would be less than 1% of Allegheny total capitalization, which, as of June 30, 2001 was approximately $7.4 billion.

     With respect to the debt authorization requested, long-term debt, which may be in the form of notes or loans, will have a maturity of not less than 1 year and not more than 30 years and will be comparable to those obtainable by similar entities issuing comparable securities containing the same or similar terms and maturities. The maturities, terms and interest rates will be determined through negotiations with, in the case of long-term debt, nationally recognized brokerage houses and in the case of short-term debt, banks or other lending institutions. Interest rates on long-term debt will not exceed the reference to the United States Treasury Rate plus 400 basis points. Interest rates on short-term debt will not exceed the London International Bank Offered Rate (LIBOR) plus 300 basis points. Fees and expenses associated with short-term and long-term debt issued by Allegheny will be comparable to those obtainable by similar utilities issuing comparable securities containing the same or similar terms and maturities. Short-term debt, which will be unsecured, will have a maturity of not less than 30 and not more than 364 days and will be sold to non-associate banks or financial institutions.

     Guarantees will be related to Allegheny's guarantees of Allegheny Venture's or the to-be-formed subsidiaries debt or the establishment of new credit lines. Guarantees will be issued without recourse to any of the Allegheny system operating state-regulated utility companies. Guarantees may take the form of Allegheny agreeing to guarantee, undertake reimbursement obligations, or to act as surety on, bonds, letters of credit, evidences of indebtedness, equity commitments, performance and other obligations undertaken by Allegheny Ventures or the to-be-formed subsidiaries.

     1.3  Related Matters and Authority

     A.   Matters Pending Before the Commission

     In a post effective amendment to File No. 70-7888 (filed August 16, 2001), Allegheny seeks authority to extend certain previously authorized short-term financing programs and to continue the Money Pool until December 31, 2006.

           In  File  No.  70-9917  (filed  July  23,  2001),
Allegheny seeks authority to: to (i) restructure AE Supply and create a new holding company ("Supply Holdco") for AE Supply's operations, (ii) effect an initial public offering of the common stock (the "IPO") of Supply Holdco,
(iii) implement an employee stock option plan for Supply Holdco, and issue options thereunder to satisfy outstanding contractual obligations, (iv) distribute the voting securities of Supply Holdco to the common stockholders of Allegheny within 24 months following the completion of the IPO (the "Distribution"), and (v) engage in other transactions related to the IPO and the Distribution.

     In File No. 70-9907 (filed July 9, 2001), Allegheny seeks authority to: (a) acquire 100% of the issued and outstanding common stock of Fellon-McCord Associates, Inc. ("Fellon-McCord") and Alliance Gas Services; (b) acquire 100% of the partnership interests in Alliance Energy Services Partnership ("Alliance"); (c) through December 31, 2004, make and have outstanding capital and operating contributions to Fellon-McCord and Alliance in the form of loans, guarantees, advances, or equity contributions up to an aggregate amount not to exceed $100 million; and (d) permit Fellon-McCord and Alliance to enter into a service agreement with AESC.

     In   File   No.   70-9747,  the   Commission   reserved
jurisdiction   over  the  transfer  of  the  West   Virginia
Jurisdictional Assets to AE Supply.

     In File No. 70-9897 (filed June 12, 2001), Allegheny seeks, among other things, authorization through July 31, 2005 for Allegheny and/or AE Supply to issue short-term debt and long-term debt in an aggregate amount up to $4 billion for the purpose of investing in EWGs, FUCOs, companies engaged in Rule 58 activities ("Rule 58 companies"),<F5> general corporate purposes, and other permitted activities, with the option for Allegheny to issue up to $1 billion in equity securities; and Allegheny and/or AE Supply to issue up to $3 billion of guarantees. The total debt and equity authorization requested is $4 billion, with the option to use up to $1 billion thereof for equity issuance.

       In File No. 70-9811 (filed December 29, 2000), Allegheny has filed for authority to acquire 100% of the issued and outstanding common stock of Leasing Technologies International, Inc. ("Leasing Technologies"), a privately
held  leasing  and  financing  company.   During  the  first
quarter of 2001 Allegheny Ventures sent Leasing Technologies a  notice  terminating the stock purchase agreement alleging
material  adverse  changes  in  Leasing  Technologies,   its
business  and  its  prospects.   Leasing  Technologies   has
     indicated that it believes the termination is unwarranted and has reserved the right to pursue legal actions. As of the date of this filing, the application has not been withdrawn.

     In File No. 70-9687 (filed June 7, 2000), Allegheny sought authority to: (a) organize and invest up to $25 million in a to-be-formed special purpose subsidiary-Allegheny Advantages; (b) permit Allegheny Advantages to engage in Rule 58 activities; and (c) permit Allegheny and Allegheny Advantages to, directly or indirectly through other to-be-formed subsidiaries, make multiple investments in certain core and non-core activities in an aggregate amount not to exceed $35 million.

     B.   Existing Financing Authority.


<F5> Rule 58(a)(1) limits the aggregate investment by a
     registered holding company in Rule 58 companies to the greater of $50 million or 15% of the consolidated capitalization.

     In the Money Pool and Financing Orders,<F6> among other
things,   Allegheny  and  its  subsidiary   companies   were
authorized to: (1) issue and sell up to $138 million of long-term unsecured notes to banks or other institutions; and (2) enter into support agreements for the benefit of AE Supply in amounts up to $250 million.<F7> AE Supply was authorized to: (1) issue and sell up to $400 million of secured and unsecured long-term debt; and (2) issue and sell notes and paper and borrow from the Allegheny money pool, in aggregate outstanding amounts of up to $300 million. Allegheny and AE Supply were authorized to use the proceeds for general corporate purposes.

     By Order No. 27370,<F8> among other things, the Commission authorized Allegheny to: (i) issue up to $1 billion in equity securities; (ii) loan or contribute up to $500 million of the equity securities proceeds to AE Supply; and
(iii)  provide an additional $150 million in guarantees  to, or for the benefit of, AE Supply primarily in support of the EWGs acquired from Enron (up to an aggregate of $400 million when combined with the then existing authorizations as set forth above). By Order No. 27383,<F9> among other things, the Commission authorized Allegheny and/or AE Supply, in the aggregate to issue to unaffiliated third parties guarantees, short-term debt and long-term debt through July 31, 2005, up to  an aggregate amount of $430 million.  The guarantees  or
proceeds   would   be  used  directly  or   indirectly   for
investments in EWGs and FUCOs, Rule 58 companies, or for other strategic corporate purposes. Debt and guarantees authorized include, but are not limited to, bank financing, bank credit support, sales of secured or unsecured debt, notes, loans and debentures.

Item 2.     Fees, Commissions and Expenses

     Fees and expenses in the estimated amount of $50,000 are expected to be incurred in connection with the preparation of this application. None of the fees, commissions, or expenses is to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial, and other services to be performed at cost.

<F6> File No. 70-7888, Holding Company Act Release Nos.
     25462, 25481, 25581, 25919, 26418, 26506, 26804, 27030,
     and 27084 (dated January 29, 1992, February 28, 1992, July 14, 1992, November 5, 1993, November 28, 1995,
     April 18, 1996, December 23, 1997, May 19, 1999 and
     October 8, 1999).

<F7> Support  agreements may take the form of  reimbursement agreements,  the  assumption  of  liabilities  for  the
     issuance   of  bonds,  letters  of  credit  and   other
     performance and financial guarantees.

<F8> Order Approving Enron Acquisition, Holding Company  Act
     Release No. 27370 (March 30, 2001) (the "Enron Order").

<F9> Order  Authorizing  AE Supply to Own  EWGs  and  FUCOs,
     Holding Company Act Release No. 27383 (April 20, 2001).

Item 3.     Applicable Statutory Provisions

     Sections 6(a), 7, 9(a), 10, 12(b) and 13(b) of the Act, and Rules 45, 53, 54, 90, and 91 under the Act are directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration. Each Section and Rule is discussed below.

     Sections 6(a), 7 and 12 and Rule 45 apply to the issue and sale of securities, and the provision of any non-recourse credit support. Specifically, Section 6(a) makes it unlawful, unless approved under Section 7, for Allegheny, as a registered holding company, or Allegheny Ventures, as a subsidiary of a registered holding company, to directly or indirectly issue or sell any security. Rule 45(b)(7) applies to the issuance of a guaranty or credit support by Allegheny or Allegheny Ventures with respect to any security issued by any other subsidiary company of Allegheny. For purposes of the Act a security is defined to include, among other things notes and guarantees. Section 12(b) makes it unlawful, absent a Commission order, for Allegheny, as a registered holding company, or Allegheny Ventures, as a subsidiary of a registered holding company, to directly or indirectly makes loans, extend their credit or indemnify any company in the holding company system. As described in Item 1, by this application, Applicants are seeking the necessary authorizations pursuant to Sections 6(a), 7, and 12(b) to issue notes, guarantees and make loans.

     Section 9(a)(1) of the Act provides that unless an acquisition has been approved by the Commission under
Section 10, it shall be unlawful for any registered holding company or any subsidiary company thereof "to acquire, directly or indirectly, any securities or utility assets or
any   other   interest  in  any  business".   The  statutory
standards to be considered by the Commission in evaluating the acquisition under Section 9(a) are set forth in Sections 10(b), 10(c) and 10(f) of the Act.<F10> As described in Item 1, the proposed transactions may involve the acquisition of interests in the form of a partnership, joint venture or corporate interests in an effort to develop Friendship Technology Park. The transactions will not result in the existence of any company in the holding company system that would unduly or unnecessarily complicate the structure of
Allegheny.   The  purpose  of any acquisition  of  interests
would   be  to  facilitate  the  development  of  Friendship
Technology Park. Applicants submit that the acquisitions, if any, would be consistent with the Act. Applicants are of the view that acquisitions satisfy the standards of Sections 10 and 11 of the Act.

     Section 13(b) of the Act and Rules 90 and 91 under the Act apply to the services to be provided by AESC to the to-be- formed special purpose entities. Specifically, Section 13(b) of the Act and Rules 90 and 91 under the Act, require that services provided by AESC to the Allegheny Ventures' and to its to-be-formed development subsidiaries be on an "at cost" basis.

<F10> These standards are described in Item 3.1(b) of this
      Application.

     Rule 53 limits the use of proceeds from the issuance of any securities (including any guarantees) by a registered holding company to finance investments in any EWG, as defined in Section 32 of the Act, and Rule 54 provides that, in determining whether to approve any transaction that does not relate to an EWG or FUCO, as defined in Section 33, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary that is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Allegheny is in compliance with all requirements of Rule 53(a). Allegheny's aggregate investment (as defined in Rule 53(a)(1)(i) in all EWGs and FUCOs at June 30, 2001 was approximately $461 million, or about 48% of Allegheny's consolidated retained earnings of $964 million for the four quarters ended June 30, 2001 as defined in Rule 53(a)(1)(ii). In addition, Allegheny has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the employee limitation under Rule 53(a)(3), and the limitation under Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable to the transactions proposed herein that do not involve the issue and sale of securities (including guarantees) to finance an acquisition of an EWG or FUCO. To the extent that transactions proposed herein do involve the issue and sale of securities to finance an acquisition of an EWG or FUCO, the conditions of Rule 53(c) have been addressed in detail above.

     In File No. 9897 (filed June 12, 2001) Allegheny has pending before this Commission an application to modify the Rule 53 limitation, if the Applicants' request herein to permit Allegheny to increase its "aggregate investment" in EWGs and FUCOs is granted, it is likely that the conditions of Rule 53(a)(1) will not be met. However, even if the Commission were to take into account the effect of the capitalization and earnings of EWGs and FUCOs in which Allegheny has invested, it would have no basis for denying the transactions proposed herein. As explained in detail in that filing, such prior investments and the proposed future investments being requested by Allegheny herein will not have a substantial adverse impact on the financial integrity of Allegheny or an adverse impact on any Operating Company, its customers or an the ability of any State Commission to protect such subsidiary or customers.

     Attached hereto as Exhibit FS-3, Capital Structure Analysis Charts, are charts analyzing the pro forma consolidated capital structure of the Applicants as of June 30,2001.<F11> Exhibit FS-3 illustrates that when this Transaction and certain related transactions proposed by the Applicants and pending before this Commission are consummated, Applicants will be in compliance with the Commission's policy requiring a debt to common stock equity ratio of 70/30 on a consolidated basis.<F12>

<F11>  See Exhibit FS-3, Capital Structure Analysis Charts.

<F12>  Id.

Item 4.     Regulatory Approval

     Other than this Commission, no state commission and  no
other   federal  agency  other  than  this  Commission   has
jurisdiction over the transactions proposed herein.<F13>

Item 5.     Procedure

     Applicants hereby request that the Commission's order be issued as soon as the rules allow. Applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission, consent that the Division of the Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and request that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.     Exhibits and Financial Statements

     (a)  Exhibits

          B    Description of Friendship Technology Park
               (filed via Form SE on October 19, 2001)

          F    Opinion of Counsel
               (to be filed)

          H    Form of Notice
               (filed October 19, 2001)

     (b)  Financial Statements as of June 30, 2001

          FS-1 Allegheny Energy, Inc. and Allegheny Energy
               Supply Company, LLC balance sheet, per books and pro forma (filed confidentially on Form
               SE on October 19, 2001)

          FS-2 Allegheny Energy, Inc. and Allegheny Energy
               Supply Company, LLC statement of income and retained earnings, per books and pro forma
               (filed confidentially on Form SE on October
          19, 2001)

          FS-3 Capital Structure Analysis Charts (filed
               confidentially on Form SE on October 19,
               2001)

Item 7.  Information as to Environmental Effects

     No other federal agency is preparing an environmental impact statement with respect to the proposed transactions.
In  light  of  the  nature of the proposed transaction,  the

<F13> The  buildings, structures and associated land for  the
      corporate   headquarters  and  an  electrical  substation,
      which are in rate base, are excluded from the requested authorization.

Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

                          SIGNATURE

     Pursuant  to  the  requirements of the  Public  Utility
Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                     ALLEGHENY ENERGY, INC.
                     ALLEGHENY ENERGY SERVICE CORPORATION
                     ALLEGHENY VENTURES, INC.
                     THE POTOMAC EDISON COMPANY


                    By: /s/ THOMAS K. HENDERSON

                            Thomas K. Henderson


Date:  October 19, 2001